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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                             SERENGETI EYEWEAR, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    817498108
                                 (CUSIP Number)

                                MR. JEROME B. FOX
                           7821 WILTON CRESCENT CIRCLE
                         UNIVERSITY PARK, FLORIDA 34201
                                  941-351-8980
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                   ---------------------------------
CUSIP No.     817498108                     Page 2
------------------------                   ---------------------------------
------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerome B. Fox
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) /X/
------------------------------------------------------------------------------
 3   SEC USE ONLY

------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                              /  /
------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
------------------------------------------------------------------------------
     NUMBER OF      7        SOLE VOTING POWER
     SHARES
     BENEFICIALLY            122,700
     OWNED BY
     EACH
     REPORTING
     PERSON WITH
                   ---------------------------------------------------------
                    8       SHARED VOTING POWER
                   ---------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER             122,700
                   ---------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               /  /
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .0515%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                               Page 3
ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Serengeti Eyewear, Inc., a New York corporation (the "Issuer"). The principal executive office of the Issuer is located at 8125 25th Court East, Sarasota, Florida 34243.


ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Mr. Jerome B. Fox, an individual residing at 7821 Wilton Crescent Circle, University Park, Florida 34201.

     Mr. Fox has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Mr. Fox is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock deemed beneficially owned by Mr. Fox were acquired in open market transactions with personal funds from his IRA account.

ITEM 4.  PURPOSE OF TRANSACTION.

     While Mr. Fox may from time to time consider matters of a nature similar to one or more of the actions enumerated under Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

     Depending upon market prices and conditions, the financial needs of Mr. Fox and other relevant considerations, Mr. Fox may sell all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Fox has sole power to vote and sole power to dispose of the 122,700 shares of Common Stock, which represent to the best of his knowledge approximately .0515 % of the issued and outstanding shares of Common Stock. Marcia Fox, wife of Mr. Fox, has sole power to vote and sole power to dispose of an additional 600 shares of Common Stock. Mr. Fox disclaims beneficial interest in such 600 shares.

     There have been no transactions involving the shares in the 60-day period preceding the filing of this Schedule 13D, except as set forth on Appendix A.

                                                                 Page   4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Fox does not have any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     OCTOBER 31, 1997


                                                     /s/ Jerome B. Fox
                                                     -----------------
                                                         Jerome B. Fox

                                                               Appendix A

 DATE                            QUANTITY                       PRICE

August 28, 1997                   400                           $2.625
September 2, 1997                 600                            2.912
September 2, 1997                 600                            2.750
September 3, 1997                 300                            2.812
September 4, 1997               1,200                            2.812
September 5, 1997               1,100                            2.812
September 5, 1997                 100                            2.750
September 8, 1997                 600                            2.812
September 9, 1997               1,400                            2.500
September 9, 1997                 100                            2.812
September 10, 1997                600                            2.500
September 10, 1997                900                            2.375
September 11, 1997              1,500                            2.250
September 12, 1997              1,200                            2.250
September 12, 1997                300                            2.156
September 15, 1997                700                            2.625
September 15, 1997                500                            2.500
September 15, 1997                300                            2.312
September 17, 1997                300                            2.562
September 18, 1997              1,200                            2.562
September 18, 1997                300                            2.500
September 19, 1997                600                            2.562
September 30, 1997                300                            2.437
October  8, 1997                  300                            2.375
October  9, 1997                  300                            2.375
October 10, 1997                1,500                            2.468
October 13, 1997                  300                            2.500
October 16, 1997                  300                            2.625
October 16, 1997                  300                            2.687
October 17, 1997                  600                            2.500
October 21, 1997                  300                            2.562
October 24, 1997                1,200                            2.562
October 24,1997                   300                            2.500
October 27, 1997                  300                            2.500
October 28, 1997                1,500                            2.687
October 28, 1997                  300                            2.500